Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

The reporting issuer is Magna International Inc. (the “Corporation” or “Magna”), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.	Date of Material Change

February 24, 2015.
3.	News Release

On February 25, 2015 at approximately 5:00 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange (“TSX”), to the New York Stock Exchange (“NYSE”) and to Canada NewsWire for publication and dissemination through its Canadian Disclosure Network, Custom U.S. National Network, and European Financial Markets.

4.	Summary of Material Change

The Corporation’s Board of Directors approved a two-for-one stock split of its outstanding common shares. The two-for-one stock split will be implemented by way of a stock dividend. Subject to regulatory approval, shareholders will receive one additional common share of Magna for each common share held. The stock dividend will be payable on March 25, 2015, to shareholders of record at the close of business on March 11, 2015.

5.	Full Description of Material Change

The Corporation’s Board of Directors has approved a two-for-one stock split of its outstanding common shares. The two-for-one stock split will be implemented by way of a stock dividend. Subject to regulatory approval, shareholders will receive one additional common share of Magna for each common share held. The stock dividend will be payable on March 25, 2015, to shareholders of record at the close of business on March 11, 2015.

The Corporation’s Common Shares will commence trading on a “due bill” basis on both the TSX and the NYSE, at the opening of business on Monday, March 9, 2015 until Wednesday, March 25, 2015, inclusively. Accordingly, ex-dividend (post-split) trading in the Common Shares will commence on the TSX and the NYSE at the opening of business on Thursday, March 26, 2015.

The Corporation is ascribing no monetary value to the stock dividend. All equity-based compensation plans or arrangements and our normal course issuer bid will be adjusted to reflect the stock split. All previously issued share certificates continue to be valid and new share certificates will be mailed to registered shareholders in respect of the additional shares.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.
7.	Omitted Information

Not applicable.
8.	Executive Officer

For further information, please contact Bassem A. Shakeel, Vice-President and Corporate Secretary of the Corporation at (905) 726-7070.
9.	Date of Report

DATED at Aurora, Ontario the 27th day of February, 2015.